Via Facsimile and U.S. Mail
Mail Stop 4720

October 5, 2009

Ted Karkus
Chief Executive Officer
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Re: The Quigley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number: 000-21617

Dear Mr. Karkus:

We have reviewed your August 20, 2009 response to our July 22, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

1. Please refer to your revised proposed disclosures in response to prior comment five. Please clarify what you mean by "non-routine" returns, "obsolete" product and "product mix realignment" and address how these items relate to the main components of the Company's return policy for which you will accept returns as disclosed in your proposed disclosure to comment four. Please separately disclose the amount of the increase in the 2008 return provision attributed to each of the

following: non-routine returns of obsolete product, product mix realignment and returns or return reserves for new products of the company which carry a shelf-life expiration date.

2. Disclose the net sales that you recognized in each of the three years presented for the new products of the company which carry a shelf-life expiration date. You state in your disclosure that "there are no material charges to net income in the current period, related to sales from a prior period." Tell us the amount of the change in your provision recorded in 2008 related to sales made in periods before January 1, 2008.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

3. Please refer to the revised Statements of Cash flows for the three year fiscal period ended December 31, 2008 and the quarterly period ended March 31, 2009 in response to prior comment seven. Please tell us why the modification of the cash flow statements to present the cash flows from discontinued operations within the cash flows from operating, investing and financing activities, resulted in a change to the net (decrease) increase in cash and cash equivalents and to the beginning and ending cash and cash equivalents balances for the periods presented.

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis

4. We note your response to Comment 12 and your statement that "the new Compensation Committee may set incentive programs and thresholds during 2009." Please confirm that you will provide the following disclosure, to the extent applicable, in your 2009 Proxy Statement if incentive programs are used to provide compensation to named executive officers:
   - All corporate, business unit or departmental and individual performance criteria;
   - The established threshold, target and maximum levels of achievement for each criteria, quantifying them to the extent they are quantifiable;
   - An explanation of how the level of achievement will affect actual bonuses paid, and;
   - The actual levels of achievement with respect to objectives.

5. We note your response to Comment 13. Please provide proposed disclosure for your 2009 proxy statement which includes the following:
    - Identification of the independent consultant firm;
    - Discussion as to whether the Committee uses benchmarking in setting each major component of executive compensation, and, if so;
    - The peer group companies and related data used, and
    - How this information is used in the process of setting executive compensation for each component in which benchmarking is a factor.

    If you have not yet determined whether you will rely on benchmarking to set compensation levels for your named executive officers, please confirm that you will provide all of the disclosure requested in this comment in your 2009 Proxy Statement to the extent that you determine to engage in any benchmarking of compensation for your named executive officers in 2009.

6. We note that your response to Comment 14.   Please provide proposed disclosure for your 2009 proxy statement which discusses the process by which the compensation is set for your current CEO and CFO and whether your current CEO and CFO recommend compensation for themselves to the Compensation Committee.

* * * *

   Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

   Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant